Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Results of its 2014 Annual General Meeting

BEIJING, Dec. 4, 2014 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced the results of its 2014 Annual General Meeting held on December 3, 2014 in Beijing, China.

At the meeting, the Company’s shareholders ratified the appointment of Ernst & Young Hua Ming as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2014.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com